Exhibit 99.1

Purple Biotech Appoints Biopharmaceutical Industry Veteran Robert Gagnon to Board of Directors

Rehovot, Israel, March 03, 2021 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective, and durable therapies by overcoming tumor immune evasion and drug resistance, today announced the appointment of Robert Gagnon to its Board of Directors. Mr. Gagnon has 15 years of experience in corporate finance and commercial operations, much of it in the biotech industry. Purple Biotech’s Board of Directors now includes seven members, five of whom are independent directors. Mr. Gagnon shall serve as a member of the first class of the Board of Directors until the annual general meeting of shareholders to be held in 2022, at which time he may stand for reelection.

“We are delighted to have Rob join our Board of Directors,” said Dr. Eric Rowinsky, Chairman of the Board of Purple Biotech. “He brings vast global corporate finance expertise and strategy, and a strong track record of executive leadership in the biotech industry.  As we approach key value-creating catalysts with our promising anti-cancer clinical product candidates, CM24 and NT219, we expect to utilize Rob’s extensive experience in order to continue advancing our mission of developing impactful therapeutics for cancer patients and creating long-term shareholder value.”

“I am excited to be a part of the Purple Biotech Board of Directors,” stated Mr. Gagnon. “I look forward to working with the other members of the Board and the Company’s experienced management team to continue advancing Purple’s clinical development programs and to help transform the upcoming clinical catalysts into significant commercial opportunities that will further support the growth of the Company.”

Mr. Gagnon currently serves as Chief Business and Financial Officer of Verastem Oncology, a biopharmaceutical company committed to advancing new medicines for patients battling cancer. Before joining Verastem in 2018, Mr. Gagnon served as the Chief Financial Officer at Harvard Bioscience, Inc. Prior to this, Mr. Gagnon served as Executive Vice President, Chief Financial Officer and Treasurer at Clean Harbors, Inc., as well as Chief Accounting Officer and Controller at Biogen Idec, Inc. Earlier in his career, Mr. Gagnon worked in a variety of senior positions at Deloitte & Touche, LLP, and Price Waterhouse Coopers, LLP. Mr. Gagnon holds an M.B.A. degree from the MIT Sloan School of Management and a Bachelor of Arts degree in accounting from Bentley College.

About Purple Biotech

Purple Biotech Ltd. (the “Company”; NASDAQ/TASE: PPBT) is a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance in order to create successful long-lasting treatments for people with cancer. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of advanced solid tumors and in combination with cetuximab for the treatment of recurrent or metastatic squamous cell carcinoma of head and neck cancer (SCCHN) in a phase 1/2 study. CM24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. The Company plans to advance CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications in a phase 1 study followed by a phase 2 for the treatment of non-small cell lung cancer and pancreatic cancer. The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the planned phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in patients with non-small cell lung cancer and in combination with nivolumab in addition to nab-paclitaxel (ABRAXANE®) in patients with pancreatic cancer. The Company is also the owner of Consensi®, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension that was approved by the FDA for marketing in the U.S. Consensi® is being sold in the U.S. by Burke Therapeutics, the marketing partner of the Company’s U.S. distributor, Coeptis Pharmaceuticals. The Company has also partnered to commercialize Consensi in China and South Korea. The Company has recently relocated its corporate headquarters to Rehovot, Israel. For more information, please visit http://www.purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2019 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

Company Contact:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@purple-biotech.com

Investor Relations Contact:
Chuck Padala
chuck@lifesciadvisors.com
+1 646-627-8390